Exhibit 21.1

Subsidiaries of Enable Midstream Partners, LP

Subsidiary	State of Incorporation
Enable Gas Gathering, LLC	Oklahoma
Enable Gas Transmission, LLC	Delaware
Enable Gathering and Processing, LLC	Oklahoma
Enable Intrastate Holdings II, LLC	Delaware
Enable Oklahoma Intrastate Transmission, LLC	Delaware
Enable Products, LLC	Oklahoma